As filed with the Securities and Exchange Commission on October 2, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

KAISER VENTURES LLC

(Name of Subject Company)

KAISER VENTURES LLC

(Name of Person(s) Filing Statement)

Class A Units

(Title of Class of Securities)

483101101

(CUSIP Number of Class of Securities)

Richard E. Stoddard

Chief Executive Officer

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

(909) 483-8500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Theodore E. Guth, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is Kaiser Ventures LLC, a Delaware limited liability company (“Kaiser”). The address and telephone number of the principal executive offices of Kaiser is 3633 E. Inland Empire Blvd., Suite 480, Ontario, California 91764, (909) 483-8500.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Kaiser’s Class A Units (the “Units”). As of August 1, 2008, 7,190,806 Units were outstanding including 104,267 Units outstanding but reserved for distribution to the general unsecured creditors in the Kaiser Steel Corporation bankruptcy and 113,690 Units deemed outstanding and reserved for issuance to holders of Kaiser Ventures Inc. stock that have to convert such stock into Kaiser Ventures LLC Units.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. This Schedule 14D-9 is being filed by Kaiser. The name, address and telephone number of Kaiser are set forth in Item 1 above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer (the “MacKenzie Offer”) dated September 19, 2008, and amended and restated by Amendment No. 1 to Schedule TO filed September 26, 2008, by SCM Special Fund, LLC, MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Special Fund 8, LLC; MPF Senior Note Program II, LP (collectively, “MacKenzie”) to purchase up to 1,400,000 Units at a purchase price equal to $0.50 per Unit, less the amount of any distributions declared or made with respect to the Units between September 19, 2008 and October 30, 2008, or such later date to which the MacKenzie Offer may be extended, and less each Unitholder’s pro-rata share of Kaiser’s “Transfer Costs” (as defined in the MacKenzie Offer), upon the terms and subject to the conditions, as set forth in MacKenzie’s Tender Offer Statement on Schedule TO, as amended and restated by the aforementioned Amendment No. 1 to Schedule TO (as so amended and restated, the “Schedule TO”) and the related Letter of Transmittal, filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2008 and amended and restated pursuant to the aforementioned Amendment No. 1 to Schedule TO.

As set forth in MacKenzie’s Schedule TO, the principal executive offices of MacKenzie are located at 1640 School Street, Moraga, California 94556, and its telephone number is (925) 631-9100.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as stated below in this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Kaiser or its affiliates and its executive officers, managers or affiliates.

There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Kaiser or its affiliates and MacKenzie and its executive officers, managers or affiliates, except that, pursuant to Rule 15d-5 under the Securities

Exchange Act of 1934, as amended, Kaiser has elected the mailing option provided by Rule 14d-5(b).

If Kaiser’s managers and named executive officers were to tender any Units they own for purchase pursuant to the MacKenzie Offer or the Company Offer (as defined in Item 4. below), they would receive the same cash consideration per Unit on the same terms and conditions as the other Unitholders of Kaiser. As of June 30, 2008, Kaiser’s managers and named executive officers owned an aggregate of 631,114 Units, which includes: (a) the 606,114 Units reported in the “Manager’s Compensation Table” of Kaiser’s 10-KSB for the fiscal year ended December 31, 2007, (b) an additional 5,000 Units that were erroneously not reported in the “Manager Compensation Table” of Kaiser’s 10-KSB for the fiscal year ended December 31, 2007 for Gerald A. Fawcett (reported as 110,578 Units, but should have been reported to be 115,578 Units), and (c) an additional aggregate total of 20,000 Units (representing the 5,000 Units that were issued to each member of the Board of Managers, other than Mr. Richard E. Stoddard, in accordance with Kaiser’s equity compensation plan for Kaiser’s Board of Managers, as reported in Kaiser’s 10-Q for the quarter-ended June 30, 2008). The foregoing amounts exclude Units underlying options. If the managers and named executive officers were to tender all of their 631,114 Units owned by them for purchase pursuant to the MacKenzie Offer and those Units were purchased by the Purchaser for $0.50 per Unit, the managers and named executive officers would receive an aggregate of $315,557 in cash less the Transfer Costs. As discussed below under Item 4(c), to the knowledge of Kaiser, none of Kaiser’s managers and named executive officers currently intends to tender any of their Units for purchase pursuant to the MacKenzie Offer.

Exhibit (e)(1) is incorporated herein by reference and includes the following sections of Kaiser’s 10-KSB for the fiscal year ended December 31, 2007: “Item 5. MARKET FOR THE COMPANY’S EQUITY, RELATED OWNER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES”, “Item 10. EXECUTIVE COMPENSATION” and “Item 11. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRINCIPAL UNIT MEMBERS” and the section of Kaiser’s 10-Q for the quarter-ended June 30, 2008: “Item 5. OTHER INFORMATION.”

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Indemnification of Managers and Executive Officers

The managers and executive officers of Kaiser are entitled to indemnification under the indemnification agreements with Kaiser against certain liabilities and expenses that may arise by reason of their status or service as managers and executive officers, other than liabilities arising from willful misconduct or action that is knowingly fraudulent or deliberately dishonest.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE MACKENZIE OFFER AND NOT TENDER ANY UNITS IN THE MACKENZIE OFFER.

Kaiser’s Board of Managers (the “Board”) has reviewed and carefully considered the MacKenzie Offer and has concluded that the MacKenzie Offer is inadequate in both price and a number of other significant regards. The Board believes that the MacKenzie Offer is an opportunistic attempt to acquire Units at an unreasonable discount.

Unitholders are urged to carefully consider the factors set forth herein and the information set forth in the Letter to Unitholders, dated as of October 2, 2008, a copy of which is attached hereto as Exhibit (a)(2) and incorporated herein by reference.

EVEN THOUGH THE COMPANY OFFER PRICE IS EXPECTED TO BE AT LEAST TWICE THAT OF THE MACKENZIE OFFER, THE BOARD RECOMMENDS THAT YOU NOT ACCEPT THE COMPANY OFFER.

The Board recognizes that Unitholders may have needs for liquidity, diversification, risk reduction or simplification of tax reporting which cannot be satisfied through other reasonable means, and therefore, may wish to sell even if they must do so at a very low price. To accommodate that need, and subject to the resolution of the publicly traded partnership issue as discussed below, the Board has authorized Kaiser to make an offer to purchase up to 700,000 Units at $1.00 per Unit, less transfer costs but in an amount not to exceed $.10 per Unit (the “Company Offer”). However, the Board believes that even this much higher price does not represent fair value for the Units and accordingly recommends that the Unitholders not accept the Company Offer. However, if the Unitholders decide for their own reasons to sell their Units, the Company Offer is expected to pay at least twice as much as the MacKenzie Offer.

The MacKenzie Offer (and any Company Offer by Kaiser) is prohibited under Kaiser’s Operating Agreement if it could result in Kaiser being treated as a “publicly traded partnership” (which could have a significant negative impact on all of the other Unitholders). MacKenzie’s initial offer specifically stated that the “IRS could determine that the Units are readily traded on a secondary market by virtue of the fact that there have been some tender offers” for the Units. In its revised disclosure, MacKenzie attaches a draft opinion from Dan Dahlen, Esq., a general solo practitioner, who purports to be special counsel to Kaiser, although Kaiser never retained, nor even had any contact with, Mr. Dahlen. The Board is reviewing this issue, and will let Unitholders know once the Board makes a determination (within a week or two). If that conclusion is adverse, the Board does not expect either the MacKenzie Offer or the Company Offer to close. If that conclusion is favorable, the Board expects to proceed with the Company Offer regardless of the decision of MacKenzie.

(b) Reasons. The information set forth in the Letter to Unitholders, dated October 2, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

(c) Intent to Tender. After making reasonable inquiry, Kaiser has concluded, to the best of its knowledge, that neither the managers nor the named executive officers of Kaiser, nor any other affiliates of Kaiser, to the extent they hold Units, intend to tender or sell any Units in the MacKenzie Offer or the Company Offer.

THIS SCHEDULE 14D-9 IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL KAISER’S CLASS A UNITS. THE COMPANY OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT KAISER WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND WILL DISTRIBUTE TO ITS UNITHOLDERS; COPIES WILL BE AVAILABLE FOR FREE FROM KAISER OR ON THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE COMPANY OFFER, UNITHOLDERS SHOULD CAREFULLY READ EACH OF THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE COMPANY OFFER.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of Kaiser, neither Kaiser nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to the Unitholders in connection with the MacKenzie Offer or the Company Offer.

Item 6.	Interest in Securities of the Subject Company.

Not applicable.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, Kaiser is not undertaking and is not engaged in any negotiations in response to the MacKenzie Offer that relate to a tender offer or other acquisition of Kaiser’s Units by Kaiser, any subsidiary of Kaiser or any other person.

(b) Except as set forth in this Schedule 14D-9, Kaiser is not undertaking and is not engaged in any negotiations in response to the MacKenzie Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Kaiser or any subsidiary of Kaiser, (ii) any purchase, sale or transfer of a material amount of assets of Kaiser or any subsidiary of Kaiser or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Kaiser.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the MacKenzie Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

The information set forth in the Letter to the Unitholders, dated as of October 2, 2008, a copy of which is attached hereto as Exhibit (a)(2) and incorporated herein by reference.

Forward-looking statements.

Statements in this Schedule 14D-9 which are not purely historical, including statements regarding Kaiser’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties, and assumptions. Kaiser believes that its assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, or projected. For example, Kaiser’s actual results could materially differ from those projected as a result of factors such as, but not limited to: Kaiser’s inability to complete the anticipated sale of its Eagle Mountain landfill project; litigation, including, among others, claims that relate to Eagle Mountain, including the adverse federal land exchange litigation, pre-bankruptcy activities of Kaiser Steel Corporation, its predecessor, and asbestos claims; insurance coverage disputes; the impact of federal, state, and local laws and regulations on its permitting and development activities; competition; the challenge, reduction or loss of any claimed tax benefits; the impact of natural disasters on its assets; and/or general economic conditions in the United States and Southern California. Kaiser’s business could be affected by a number of other factors, including the risk factors listed from time to time in Kaiser’s reports including, but not limited to, the annual report on Form 10-KSB for the year ended December 31, 2007, the quarterly reports on Form 10-Q for the quarters-ended March 31, 2008 and June 30, 2008. Investors should not to place undue reliance on the forward-looking statements contained in this Schedule 14D-9. Kaiser disclaims any obligation, and does not undertake, to update or revise any forward-looking statements in this Schedule 14D-9.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(2)	Letter to Unitholders dated October 2, 2008, regarding the Board’s recommendation to reject the tender offer.*

(a)(5)(i)	Press Release dated October 2, 2008, regarding the Board’s recommendation to reject the tender offer.*

(a)(5)(ii)	Notice of Withdrawal from the MPF offer.*

(e)(1)	Excerpts from Kaiser Venture LLC’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the SEC on March 19, 2008 and excerpts from Kaiser Venture LLC’s Quarterly Report on Form 10-Q for the quarter-ended June 30, 2008, as filed with the SEC on August 11, 2008.*

(e)(2)	Amended and Restated Kaiser Ventures LLC Operating Agreement, effective as of October 1, 2001 (incorporated by reference from Exhibit 3.5 to Kaiser Ventures LLC’s Registration Statement Form S-4 filed on October 16, 2001.)

(e)(3)	First Amendment to Amended and Restated Kaiser Ventures LLC Operating Agreement, effective as of January 15, 2002 (incorporated by reference from Exhibit 3.4 to Kaiser Ventures LLC Form 10-K Report for the year ended December 31, 2001.)

(e)(4)	Second Amended Joint Plan of Organization as Modified, as filed with the United States Bankruptcy Court for the District of Colorado on September 19, 1988 (incorporated by reference to Exhibit 2.1 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 1988.)

(e)(5)	Second Amended Joint Plan of Reorganization Modification, as filed with the United States Bankruptcy Court on September 26, 1988 (incorporated by reference to Exhibit 2.2 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 1988.)

(e)(6)	United States Bankruptcy Court Order dated October 4, 1988, confirming the Second Amended Joint Plan of Reorganization as Modified (incorporated by reference from Exhibit 2.3 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 1988.)

Exhibit No.	Description

(e)(7)	Agreement and Plan of Merger between Kaiser Ventures Inc. and Kaiser Ventures LLC (incorporated by reference to Exhibit 2.6 to Kaiser Ventures LLC Registration Statement on Form S-4, filed on October 19, 2001.)

(e)(8)	Employment Agreement between Business Staffing, Inc. and Richard E. Stoddard dated as of January 1, 2007 (incorporated by reference to Exhibit 10.1 of Kaiser Ventures LLC’s Form 8-K dated January 10, 2007.)

(e)(9)	Employment Agreement between Business Staffing, Inc. and Terry L. Cook dated as of January 1, 2007 (incorporated by reference to Exhibit 10.3 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

(e)(10)	Employment Agreement between Business Staffing, Inc. and James F. Verhey dated as of January 1, 2007 (incorporated by reference to Exhibit 10.2 of Kaiser Ventures LLC’s 8-K Report dated January 10, 2007.)

(e)(11)	Amended, Restated and Substituted Kaiser Steel Resources, Inc. 1989 Stock Plan (incorporated by reference to Kaiser Ventures Inc.’s Proxy Statement for the Special Meeting of Stockholders held on October 2, 1990.)

(e)(12)	Kaiser Steel Resources, Inc. 1992 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.16 of Kaiser Ventures Inc.’s Form S-2 (Registration No. 33-56234.))

(e)(13)	Kaiser Ventures Inc. 1995 Stock Plan (incorporated by reference to Exhibit 10.15 of Kaiser Ventures Inc.’s 10-K Report for the year ended December 31, 1995.)

(e)(14)	First Amendment to Kaiser Ventures Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 of Kaiser Ventures Inc.’s Form S-8 Registration Statement (Registration No. 333-17843.))

(e)(15)	Executive Officer New Revenue Participation Incentive Plan adopted to be effective January 1, 2007 (incorporated by reference to Exhibit 10.4 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

(e)(16)	Business Staffing, Inc. Supplemental Deferred Compensation Plan dated January 10, 2007 (incorporated by reference from Exhibit 10.5 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

(e)(17)	Non-Qualified Deferred Compensation Agreement dated January 10, 2007 (incorporated by reference to Exhibit 10.6 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

Exhibit No.	Description

(e)(18)	Board of Directors Stock Plan adopted May 10, 2000 (incorporated by reference to Exhibit 10.19 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 2000.)

(e)(19)	Form of Indemnification Agreement for individuals serving on the Board of Managers of Kaiser Ventures LLC (incorporated by reference to Exhibit 10.25 of Kaiser Ventures LLC’s 10-K Report for the year ended December 31, 2001.)

(e)(20)	Form of Indemnification Agreement for officers of Kaiser Ventures LLC (incorporated by reference to Exhibit 10.26 of Kaiser Ventures LLC’s 10-K Report for the year ended December 31, 2001.)

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER VENTURES LLC

By:	/s/ Terry L. Cook
Name: Terry L. Cook
Title: Executive Vice President—General Counsel

Date: October 2, 2008

Exhibit Index

Exhibit No.	Description

(a)(2)	Letter to Unitholders dated October 2, 2008, regarding the Board’s recommendation to reject the tender offer.*

(a)(5)(i)	Press Release dated October 2, 2008, regarding the Board’s recommendation to reject the tender offer.*

(a)(5)(ii)	Notice of Withdrawal from the MPF offer.*

(e)(1)	Excerpts from Kaiser Venture LLC’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the SEC on March 19, 2008 and excerpts from Kaiser Venture LLC’s Quarterly Report on Form 10-Q for the quarter-ended June 30, 2008, as filed with the SEC on August 11, 2008.*

(e)(2)	Amended and Restated Kaiser Ventures LLC Operating Agreement, effective as of October 1, 2001 (incorporated by reference from Exhibit 3.5 to Kaiser Ventures LLC’s Registration Statement Form S-4 filed on October 16, 2001.)

(e)(3)	First Amendment to Amended and Restated Kaiser Ventures LLC Operating Agreement, effective as of January 15, 2002 (incorporated by reference from Exhibit 3.4 to Kaiser Ventures LLC Form 10-K Report for the year ended December 31, 2001.)

(e)(4)	Second Amended Joint Plan of Organization as Modified, as filed with the United States Bankruptcy Court for the District of Colorado on September 19, 1988 (incorporated by reference to Exhibit 2.1 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 1988.)

(e)(5)	Second Amended Joint Plan of Reorganization Modification, as filed with the United States Bankruptcy Court on September 26, 1988 (incorporated by reference to Exhibit 2.2 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 1988.)

(e)(6)	United States Bankruptcy Court Order dated October 4, 1988, confirming the Second Amended Joint Plan of Reorganization as Modified (incorporated by reference from Exhibit 2.3 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 1988.)

(e)(7)	Agreement and Plan of Merger between Kaiser Ventures Inc. and Kaiser Ventures LLC (incorporated by reference to Exhibit 2.6 to Kaiser Ventures LLC Registration Statement on Form S-4, filed on October 19, 2001.)

(e)(8)	Employment Agreement between Business Staffing, Inc. and Richard E. Stoddard dated as of January 1, 2007 (incorporated by reference to Exhibit 10.1 of Kaiser Ventures LLC’s Form 8-K dated January 10, 2007.)

(e)(9)	Employment Agreement between Business Staffing, Inc. and Terry L. Cook dated as of January 1, 2007 (incorporated by reference to Exhibit 10.3 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

Exhibit No.	Description

(e)(10)	Employment Agreement between Business Staffing, Inc. and James F. Verhey dated as of January 1, 2007 (incorporated by reference to Exhibit 10.2 of Kaiser Ventures LLC’s 8-K Report dated January 10, 2007.)

(e)(11)	Amended, Restated and Substituted Kaiser Steel Resources, Inc. 1989 Stock Plan (incorporated by reference to Kaiser Ventures Inc.’s Proxy Statement for the Special Meeting of Stockholders held on October 2, 1990.)

(e)(12)	Kaiser Steel Resources, Inc. 1992 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.16 of Kaiser Ventures Inc.’s Form S-2 (Registration No. 33-56234.))

(e)(13)	Kaiser Ventures Inc. 1995 Stock Plan (incorporated by reference to Exhibit 10.15 of Kaiser Ventures Inc.’s 10-K Report for the year ended December 31, 1995.)

(e)(14)	First Amendment to Kaiser Ventures Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit 4.1.1 of Kaiser Ventures Inc.’s Form S-8 Registration Statement (Registration No. 333-17843.))

(e)(15)	Executive Officer New Revenue Participation Incentive Plan adopted to be effective January 1, 2007 (incorporated by reference to Exhibit 10.4 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

(e)(16)	Business Staffing, Inc. Supplemental Deferred Compensation Plan dated January 10, 2007 (incorporated by reference from Exhibit 10.5 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

(e)(17)	Non-Qualified Deferred Compensation Agreement dated January 10, 2007 (incorporated by reference to Exhibit 10.6 of Kaiser Ventures LLC’s Form 8-K Report dated January 10, 2007.)

(e)(18)	Board of Directors Stock Plan adopted May 10, 2000 (incorporated by reference to Exhibit 10.19 of Kaiser Ventures Inc.’s Form 10-K Report for the year ended December 31, 2000.)

(e)(19)	Form of Indemnification Agreement for individuals serving on the Board of Managers of Kaiser Ventures LLC (incorporated by reference to Exhibit 10.25 of Kaiser Ventures LLC’s 10-K Report for the year ended December 31, 2001.)

(e)(20)	Form of Indemnification Agreement for officers of Kaiser Ventures LLC (incorporated by reference to Exhibit 10.26 of Kaiser Ventures LLC’s 10-K Report for the year ended December 31, 2001.)

(g)	Not applicable.

*	Filed herewith.